

January 28, 2014

<u>Via E-mail</u>
Tammy Skalko
Chief Operating Officer
House of Bods Fitness, Inc.
3457 Rockcliff Place
Longwood, Florida 22779

      Re: **House of Bods Fitness, Inc.**
              Item 4.01 Form 8-K
              Filed January 17, 2014
              File No. 333-190667

Dear Ms. Skalko:

We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing we may have additional comments.

1. Please amend your Form 8-K to state whether, during your two most recent fiscal years and any subsequent interim period (through the date of hire of your new auditor, December 26, 2013) you consulted with Terry L. Johnson, CPA regarding either: (i) the application of accounting principles to a specified transaction, either contemplated or proposed, (ii) the type of audit opinion that might be rendered on your financial statements, or (iii) any matter that was either the subject of a disagreement between you and Patrick Rodgers, CPA, PA as described in Item 304(a)(1)(iv) of Regulation S-K or a reportable event as described in Item 304(a)(1)(v) of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Tammy Skalko
House of Bods Fitness, Inc.
January 28, 2014
Page 2

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, please call me at (202) 551-3624.

Sincerely,

/s/ Heather Clark

Heather Clark
Staff Accountant